EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(dollar amounts in thousands)	2005	2004	2003	2002	2001
Income from continuing operations	$42,283	$36,929	$42,759	$60,995	$63,041
(Gains) loss on sales of investments	(4,575)	—	—	(4,862)	327
Interest Expense	76,553	66,826	59,425	56,106	47,552
Minority interest not convertible into Common Stock	2,040	1,915	2,216	2,963	3,413

Earnings available to cover fixed charges	$116,301	$105,670	$104,400	$115,202	$114,333

Fixed charges:
Interest	$76,553	$66,826	$59,425	$56,106	$47,552
Capitalized interest	11,343	6,163	9,117	12,015	13,502

Fixed charges	$87,896	$72,989	$68,542	$68,121	$61,054

Preferred stock dividends	17,873	12,114	10,629	7,765	4,569

Fixed charges and preferred stock dividends	$105,769	$85,103	$79,171	$75,886	$65,623

Earnings available to cover fixed charges	$116,301	$105,670	$104,400	$115,202	$114,333
Divided by fixed charges	$87,896	$72,989	$68,542	$68,121	$61,054

Ratio of earnings to fixed charges	1.3	1.4	1.5	1.7	1.9
Earnings available to cover fixed charges	$116,301	$105,670	$104,400	$115,202	$114,333
Divided by fixed charges and preferred stock dividends	$105,769	$85,103	$79,171	$75,886	$65,623

Ratio of earnings to fixed charges and preferred stock	1.1	1.2	1.3	1.5	1.7